Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

April 2, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert and Laura Crotty

Re:	Rain Therapeutics Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 5, 2021
CIK No. 0001724979

Ladies and Gentlemen:

On behalf of Rain Therapeutics Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated March 18, 2021 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1, confidentially submitted on March 5, 2021. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed today.

Prospectus Summary

Our Development Pipeline, page 2

1.

We note the revisions you made in response to prior comment 3. Please further revise the pipeline table to remove the planned trials. The information with respect to your planned trials may be appropriate as a future milestone and should be addressed in the narrative; however, depicting trials that have not yet occurred in the table implies further progress in the development pipeline than is the case.

In response to the Staff’s comment, the Company has revised its pipeline table on pages 2 and 63 of the Registration Statement.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

April 2, 2021

Executive Compensation, page 117

2.

We note your response to our prior comment 7; however, we also note that the definition of “executive officer” set forth in Rule 240.3b-7 provides that the term includes any “vice president in charge of a principal business unit, division or function (such as sales, administration or finance)”. Please provide a more detailed analysis as to why you believe that Mr. Cabatuan, who serves as the “Vice President of Finance and Administration” does not qualify as an executive officer under this definition.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement, including in the Executive Compensation section beginning on page 117 of the Registration Statement.

Principal Stockholders, page 127

3.

We note your response to our prior comment 8. In line with our comment above regarding executive compensation, it appears that Mr. Cabatuan may be deemed an “executive officer” of the registrant, in which case he should be included in the beneficial ownership table. Please provide your analysis or revise the prospectus to include the information required by Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement, including in the Principal Stockholders section beginning on page 127 of the Registration Statement.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Avanish Vellanki, Rain Therapeutics Inc.
Robert Doebele, Rain Therapeutics Inc.
Branden C. Berns, Gibson Dunn & Crutcher LLP
Brian J. Cuneo, Latham & Watkins LLP
Chris G. Geissinger, Latham & Watkins LLP

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